EXHIBIT 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 14, 2017

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the fourth quarter and the fiscal years ending December 31, 2016, 2015 and 2014, and our financial position as of December 31, 2016. You should read this MD&A together with our audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2016, 2015 and 2014. Additional information regarding Shopify, including our 2016 annual information form and our annual report on Form 40-F for the year ended December 31, 2016, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	our revenue growth objectives and expectations about future profitability;

•	the achievement of advances in, and expansion of, our platform and our solutions;

•	the intended growth of our business and making acquisitions and investments, and our expectation that such acquisitions and investments will help drive our growth;

•	our ability to generate revenue while controlling costs and expenses;

•	our ability to increase sales to our merchants;

•	our belief that our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•	our expectation that the cost of subscription solutions will increase;

•	our expectation that the cost of merchant solutions will increase;

•	our expectation that our gross margin percentage on subscription solutions will fluctuate modestly;

•	our expectation that our gross margin percentage on merchant solutions may increase over time;

•	our expectation that our additional higher-margin merchant solutions offerings, such as Shopify Shipping and Shopify Capital, will become a larger component of our merchant solutions revenue;

•	our expectation that we will continue to expand Shopify Payments internationally;

•	our plan to continue to expand sales and marketing efforts, including adding outbound sales personnel and expanding our marketing activities;

•	our expectation that sales and marketing expenses will increase, but over time will decrease as a percentage of total revenues;

•	our expectation that research and development expenses will increase, but over time will decrease as a percentage of total revenues;

•	our expectation that general and administrative expenses will increase, but over time may decrease as a percentage of total revenues;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations; and

•	our expectations regarding potential contingent obligations.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our belief that monthly recurring revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;

•	our ability to expand our merchant base;

•	our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and expansion of sales and marketing activities;

•	our ability to retain merchants as they grow their businesses on our platform;

•	our ability to increase sales and revenues from both new and existing merchants;

•	assumptions about the growth of our merchants’ revenues;

•	our ability to reach economies of scale;

•	our ability to reach profitability;

•	our ability to offer more sales channels that can connect to the platform;

•	our ability to develop new solutions to extend the functionality of our platform;

•	assumptions as to the mix of subscription plans that our merchants select;

•	assumptions as to the timing of infrastructure expansion projects;

•	our ability to predict future commerce trends and technology;

•	our ability to enhance our ecosystem and partner programs;

•	our ability to provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•	our expectations on future costs of compliance associated with being a public company;

•	our belief that our investments in marketing initiatives will continue to be effective in growing the number of merchants using our platform;

•	our belief that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants;

•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;

•	our assumptions regarding the principal competitive factors in our market;

•	our future expenses and financing requirements;

•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;

•	our critical accounting policies and estimates; and

•	our ability to obtain sufficient space for our growing employee base.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2016 and elsewhere in this MD&A, including but not limited to risks relating to:

•	our rapid growth and managing our growth;

•	our history of losses and our potential inability to achieve profitability;

•	our limited operating history in new and developing markets;

•	our ability to innovate;

•	a denial of service attack or security breach;

•	payments processed through Shopify Payments;

•	our reliance on third party suppliers to provide the technology we offer through Shopify Payments and Shopify Shipping, and our reliance on a single supplier for Shopify Payments;

•	the security of personally identifiable information we store relating to merchants and their customers;

•	serious software errors or defects;

•	exchange rate fluctuations that may negatively affect our results of operations;

•	our potential inability to achieve or maintain data transmission capacity;

•	the reliance of our growth in part on the success of our strategic relationships with third parties;

•	our potential failure to maintain a consistently high level of customer service;

•	the limited number of data centers we use;

•	ineffective operations of our solutions when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their customers;

•	potential claims by third parties of intellectual property infringement;

•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;

•	our use of "open source" software;

•	our potential inability to generate traffic to our website through search engines and social networking sites;

•	our potential failure to effectively maintain, promote and enhance our brand;

•	our potential inability to hire, retain and motivate qualified personnel;

•	our dependence on the continued services and performance of our senior management and other key employees;

•	activities of merchants or the content of their shops;

•	seasonal fluctuations;

•	international sales and the use of our platform in various countries;

•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	our potential inability to compete successfully against current and future competitors;

•	our pricing decisions for our solutions;

•	acquisitions and investments;

•	provisions of our financial instruments;

•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants;

•	being required to collect federal, state and local business taxes and sales and use taxes in additional jurisdictions or for past sales;

•	our tax loss carryforwards;

•	our dependence upon consumers’ and merchants’ access to, and willingness to use, the internet for commerce;

•	challenges in expanding into new geographic regions;

•	Shopify Capital and offering merchant cash advances;

•	ownership of our shares;

•	our sensitivity to interest rate fluctuations;

•	our concentration of credit risk, and the ability to mitigate that risk using third parties; and

•	the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. As the number of channels over which merchants transact continues to expand, the importance of a multi-channel platform that is both fully integrated and easy to use increases. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office.

Commerce transacted over mobile devices continues to grow more rapidly than desktop transactions. For several years Shopify has focused on enabling mobile commerce and our merchants are now able to offer their customers the ability to quickly and securely check out by using Apple Pay, and in the future Android Pay, on the web. Using Shopify Mobile, merchants have the ability to set-up, track, and manage their business on the go.

The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic and with an app ecosystem to integrate additional functionality. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. With approximately 11,000 active partners referring merchants over the last year, we have built a strong, symbiotic relationship with our partners that continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface ("API") and the approximately 1,400 apps available in the Shopify App Store. This ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of larger merchants, we focus on selling to SMBs. As of December 31, 2016, we had more than 377,500 merchants from approximately 175 countries using our platform. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the year ended December 31, 2016, our platform processed Gross Merchandise Volume ("GMV") of $15.4 billion, representing an increase of 99.5% from the year ended December 31, 2015. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”

Our business has experienced rapid growth. During the year ended December 31, 2016 our total revenue was $389.3 million, an increase of 89.7% versus the year ended December 31, 2015. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the year ended December 31, 2016, subscription solutions revenues accounted for 48.4% of our total revenues (54.6% in the year ended December 31, 2015). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, has grown rapidly since its launch in November 2014.  Offered at a starting rate that is several times that of our Shopify Advanced plan, Shopify Plus caters to merchants with higher-volume sales and offers additional functionality, scalability and support requirements, including a dedicated Merchant Success Manager. Tesla, Nestle, GE, Red Bull and Kylie Cosmetics are among the approximately 2,500 Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes, apps and the registration of domain names. Our merchants typically enter into monthly subscription agreements. As described in the "Key Components of Results of Operations," the revenue from these agreements is recognized ratably over the relative period and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $112.0 million in the year ended December 31, 2015 to $188.6 million in the year ended December 31, 2016, representing an increase of 68.4%. As of December 31, 2016, MRR totaled $18.5 million, representing an increase of 62.9% relative to MRR at December 31, 2015. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the year ended December 31, 2016, merchant solutions revenues accounted for 51.6% of total revenues (45.4% in the year ended December 31, 2015). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. Beginning with the launch of Shopify Payments in 2013, we have seen significant growth in the revenues generated from our merchant solutions. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, Shopify Shipping, Shopify Capital, referral fees from partners, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $93.3 million in the year ended December 31, 2015, to $200.7 million in the year ended December 31, 2016, representing an increase of 115.2%.
Our business model is driven by our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants. The total number of merchants using our platform grew from more than 243,000 as of December 31, 2015 to more than 377,500 as of December 31, 2016. As at December 31, 2016, our merchants were geographically dispersed as follows: United States of America, 58%; United Kingdom, 10%; Canada, 7%; Australia, 7%; and the rest of the world, which represents approximately 175 countries, 18%. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that can connect to the platform, develop new solutions to extend the functionality of our platform, enhance our ecosystem and partner programs, provide a high level of merchant service and support, and hire, retain and motivate qualified personnel. As of December 31, 2016, Shopify had more than 1,900 employees and consultants.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR"), Gross Merchandise Volume ("GMV") and Monthly Billings Retention Rate ("MBRR"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table sets forth the key performance indicators that we use to evaluate our business for the years ended December 31, 2016 and 2015.

	Years ended December 31,
	2016	2015
	(in thousands)
Monthly Recurring Revenue	$18,461	$11,335
Gross Merchandise Volume	$15,374,166	$7,706,661
Monthly Billing Retention Rate	over 100%	over 100%

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue which makes up the majority of our subscriptions solutions revenue. We had $18.5 million of MRR as at December 31, 2016.

Gross Merchandise Volume

GMV is the total dollar value of orders processed directly through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV processed through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV processed through our platform. For the years ended December 31, 2016 and 2015, we processed GMV of $15.4 billion and $7.7 billion respectively.

Monthly Billings Retention Rate

MBRR is calculated as of the end of each month by considering the cohort of merchants on the Shopify platform as of the beginning of the month and dividing total billings attributable to this cohort in the then-current month by total billings attributable to this cohort in the immediately preceding month. Billings include billings from subscriptions, recurring apps (net of developer cost), Shopify Payments fees, transaction fees, and Shopify Shipping fees (net of shipping costs). For annual fiscal periods, we report the average MBRR over the preceding 12 months. We use MBRR to evaluate our ability to maintain and expand our relationships with merchants.

To provide a deeper understanding of our merchant economics, the chart below displays the annual billings for merchant cohorts that joined the Shopify platform at different times in our history and demonstrates that a merchant decline within any cohort has been largely offset by increased billings from remaining merchants within that cohort. This shows what we believe to be one of the most powerful drivers of our business model: as our merchants have grown their businesses and become more successful, they have consumed more of our merchant solutions and upgraded to higher subscription plans or purchased additional apps.

Factors Affecting the Comparability of our Results

Change in Revenue Mix

As a result of introducing Shopify Payments, our revenues from merchant solutions and associated costs have increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on merchant solutions are typically lower than on subscription solutions due to the associated third-party costs of providing these solutions. As a result, the introduction of Shopify Payments and the resultant shift in the mix of revenue sources has affected our overall gross margin percentage. More specifically, while our total revenues have increased in recent periods, principally as a result of Shopify Payments, our overall gross margin percentage has decreased in these periods. Although Shopify Payments is inherently a lower gross margin solution, we view this revenue stream as beneficial to our operating margins as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. Shopify Payments is also designed to drive higher retention among merchant subscribers.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales; and offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Subscription fees are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period. These subscription fees are non-refundable.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, Shopify Shipping, Shopify Capital, referral fees from partners, and sales of POS hardware.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV processed. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed and any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.

Shopify Shipping was launched in the United States in September 2015 and in Canada in September 2016, and allows merchants to buy and print shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. In the case of the former, we recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.
Shopify Capital, a merchant cash advance ("MCA") program, was launched in the United States in April 2016 to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant's future receivables to help ensure collectability. Under Shopify Capital, we purchase a designated amount of future receivables at a discount. The purchase price is paid to the merchant at the time the MCA is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted.  As cash remittances are collected by us, a portion is recognized ratably as a reduction to the merchant's receivable balance, and a portion, which is related to the discount, is recognized ratably as merchant solutions revenue. We have mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital.

We also generate merchant solutions revenues in the form of referral fees from partners to whom we direct business and with whom we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.

In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with hosting infrastructure, billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include costs associated with our data and network infrastructure and personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us. The amount paid to the third-party developer varies depending on whether the developer has agreed to provide ongoing support to the merchant in connection with the merchant’s use of the theme.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of the platform and data infrastructure.

We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of costs associated with hosting infrastructure and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with our use of a third-party fulfillment company, shipping and handling and inventory adjustments. Also included within cost of merchant solutions is amortization of internal use software relating to capitalized costs associated with the development of merchant solutions.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases and the volume processed also grows. We believe that we may see increases in our gross margin percentage of merchant solutions as additional higher-margin merchant solutions offerings, such as Shopify Shipping and Shopify Capital, become a larger component of our merchant solutions revenue and we continue to expand Shopify Payments internationally.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include commissions, travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development and product design, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, data analytics, administrative, human resources and IT personnel, professional fees, expected and actual losses related to Shopify Payments and Shopify Capital, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. We also anticipate continued increases to general and administrative expenses as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses.

Other Income (Expenses)

Other income (expenses) consists primarily of transaction gains or losses on foreign currency and interest income net of interest expense.

Results of Operations

The following table sets forth our consolidated statement of operations for the years ended December 31, 2016, 2015, and 2014.

	Years ended December 31,
	2016	2015	2014
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$188,606	$111,979	$66,668
Merchant solutions	200,724	93,254	38,350
	389,330	205,233	105,018
Cost of revenues(1):
Subscription solutions	39,478	24,531	16,790
Merchant solutions	140,357	67,447	25,620
	179,835	91,978	42,410
Gross profit	209,495	113,255	62,608
Operating expenses:
Sales and marketing(1)	129,214	70,374	45,929
Research and development(1)(2)	74,336	39,722	25,915
General and administrative(1)(3)	43,110	20,915	12,379
	246,660	131,011	84,223
Loss from operations	(37,165)	(17,756)	(21,615)
Other income (expense)	1,810	(1,034)	(696)
Net loss	$(35,355)	$(18,790)	$(22,311)
Net loss per share—basic and diluted(4)	$(0.42)	$(0.30)	$(0.57)
Weighted average shares used to compute net loss per share attributable to shareholders	83,988,597	61,716,065	38,940,252
(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Cost of revenues	$718	$345	$259
Sales and marketing	4,444	1,351	696
Research and development	15,364	6,373	2,776
General and administrative	4,495	2,419	712
	$25,021	$10,488	$4,443

(2) Net of refundable tax credits of nil, $1,058 and $1,295 and for the years ended December 31, 2016, 2015 and 2014, respectively.

(3) Includes sales and use taxes of nil, $566, and $2,182, for the years ended December 31, 2016, 2015 and 2014, respectively.
(4) For the periods preceding our initial public offering, does not give effect to the conversion of Series A, Series B and Series C convertible preferred shares, which occurred upon the consummation of our initial public offering on May 27, 2015.

The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2016, 2015, and 2014.

	Years ended December 31,
	2016	2015	2014
Revenues
Subscription solutions	48.4%	54.6%	63.5%
Merchant solutions	51.6%	45.4%	36.5%
	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	10.1%	12.0%	16.0%
Merchant solutions	36.1%	32.9%	24.4%
	46.2%	44.8%	40.4%
Gross profit	53.8%	55.2%	59.6%
Operating expenses
Sales and marketing	33.2%	34.3%	43.7%
Research and development	19.1%	19.4%	24.7%
General and administrative	11.1%	10.2%	11.8%
Total operating expenses	63.4%	63.8%	80.2%
Loss from operations	(9.6)%	(8.7)%	(20.6)%
Other income (expenses)	0.5%	(0.5)%	(0.7)%
Net loss	(9.1)%	(9.2)%	(21.2)%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2016, 2015, and 2014.

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Revenues:
Canada	$26,893	$14,691	$7,729
United States	284,095	144,748	72,149
United Kingdom	25,958	15,436	7,912
Australia	18,163	10,531	6,420
Rest of World	34,221	19,827	10,808
Total Revenues	$389,330	$205,233	$105,018

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2016, 2015, and 2014.

	Years ended December 31,
	2016	2015	2014
Revenues:
Canada	6.9%	7.2%	7.4%
United States	72.9%	70.5%	68.7%
United Kingdom	6.7%	7.5%	7.5%
Australia	4.7%	5.1%	6.1%
Rest of World	8.8%	9.7%	10.3%
Total Revenues	100.0%	100.0%	100.0%

Discussion of the Results of Operations for the years ended December 31, 2016, 2015, and 2014.

Revenues

	Years ended December 31,			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Change	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$188,606	$111,979	$66,668	68.4%	68.0%
Merchant solutions	200,724	93,254	38,350	115.2%	143.2%
	$389,330	$205,233	$105,018	89.7%	95.4%
Percentage of revenues:
Subscription solutions	48.4%	54.6%	63.5%
Merchant solutions	51.6%	45.4%	36.5%
Total revenues	100.0%	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $76.6 million, or 68.4%, for the year ended December 31, 2016 compared to the same period in 2015. Subscription solutions revenues increased $45.3 million, or 68.0%, for the year ended December 31, 2015 compared to the same period in 2014. The increase in both periods was primarily a result of growth in the number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $107.5 million, or 115.2%, for the year ended December 31, 2016 compared to the same period in 2015. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $88.4 million in 2016 compared to the same period in 2015. This increase was a result of an increase in the number of merchants using our platform, expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, each of which drove additional GMV that was processed using Shopify Payments. As at December 31, 2016 Shopify Payments penetration was as follows: United States, 87%; Canada, 87%; United Kingdom, 77%; Australia, 64%; and Ireland, 27%. Additionally, revenue from transaction fees and referral fees from partners increased by $7.9 million and $3.6, respectively, during the year ended December 31, 2016 as a result of the increase in GMV processed through our platform compared to the same period in 2015. Merchant solutions also includes Shopify Shipping and Shopify Capital, which contributed to the merchant solutions revenue growth of $3.3 million and $2.1 million, respectively, in the year ended December 31, 2016.

Merchant solutions revenues increased $54.9 million, or 143.2%, for the year ended December 31, 2015 compared to the same period in 2014. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $46.8 million in 2015 compared to the same period in 2014.

Cost of Revenues

	Years ended December 31,			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Change	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$39,478	$24,531	$16,790	60.9%	46.1%
Cost of merchant solutions	140,357	67,447	25,620	108.1%	163.3%
Total cost of revenues	$179,835	$91,978	$42,410	95.5%	116.9%
Percentage of revenues:
Cost of subscription solutions	10.1%	12.0%	16.0%
Cost of merchant solutions	36.1%	32.9%	24.4%
	46.2%	44.8%	40.4%

Cost of Subscription Solutions
Cost of subscription solutions increased $14.9 million, or 60.9%, for the year ended December 31, 2016 compared to the same period in 2015. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in a $4.6 million increase in employee-related costs, a $3.3 million increase in third-party infrastructure costs, a $2.9 million increase in amortization from our investment in software and hardware relating to our data centers, a $2.1 million increase in credit card fees for processing merchant billings, and a $1.9 million increase in payments to third-party theme developers and domain registration providers. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 12.0% in 2015 to 10.1% in 2016. The decrease was principally a result of a decrease in overall support costs which decreased as a percentage of revenue in 2016 as we shifted our support team to more of a remote-based model and from operational efficiencies gained after building out our second data center in 2015. Additionally, there was a decrease in lower-margin theme revenue as a percentage of total subscription solutions revenue.

Cost of subscription solutions increased $7.7 million, or 46.1%, for the year ended December 31, 2015 compared to the same period in 2014. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform.

Cost of Merchant Solutions

Cost of merchant solutions increased $72.9 million, or 108.1%, for the year ended December 31, 2016 compared to the same period in 2015. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the year ended December 31, 2016 as compared to 2015. Cost of sales associated with POS hardware also increased by $1.1 million for the year ended December 31, 2016.

Cost of merchant solutions increased $41.8 million, or 163.3%, for the year ended December 31, 2015 compared to the same period in 2014. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the year ended December 31, 2015 as compared to the same period in 2014.

Gross Profit

	Years ended December 31,			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Change	% Change
	(in thousands, except percentages)
Gross profit	$209,495	$113,255	$62,608	85.0%	80.9%
Percentage of total revenues	53.8%	55.2%	59.6%

Gross profit increased $96.2 million, or 85.0%, for the year ended December 31, 2016 compared to the same period in 2015. As a percentage of total revenues, gross profit decreased from 55.2% in the year ended December 31, 2015 to 53.8% in the year ended December 31, 2016, due to the faster growth of merchant solutions revenue compared to subscription solutions revenue. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. The lower gross margin percentage on merchant solutions is primarily due to third-party costs associated with providing payment-processing services such as credit card interchange and network fees charged by credit card providers such as Visa, MasterCard and American Express, as well as third-party processing fees.

Gross profit increased $50.6 million, or 80.9%, for the year ended December 31, 2015 compared to the same period in 2014. As a percentage of total revenues, gross profit decreased from 59.6% in the year ended December 31, 2014 to 55.2% in the year ended December 31, 2015, principally due to the faster growth of merchant solutions revenue compared to subscription solutions revenue.

Operating Expenses

Sales and Marketing

	Years ended December 31,			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Change	% Change
	(in thousands, except percentages)
Sales and marketing	$129,214	$70,374	$45,929	83.6%	53.2%
Percentage of total revenues	33.2%	34.3%	43.7%

Sales and marketing expenses increased $58.8 million, or 83.6%, for the year ended December 31, 2016 compared to the same period in 2015, primarily due to an increase of $29.4 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business. We believe the strong investment we are making in external marketing programs and internal ones, such as Shopify Unite, the Company's annual Partner and Developer conference, our Build a Business competition, our retail tours, and the Shopify Blog, continue to be effective in growing the number of merchants using our platform. During the year ended December 31, 2016 the total number of merchants increased 62.5% to more than 377,500. In addition to external marketing spending, employee-related costs, including facilities expense, increased by $26.0 million in the year ended December 31, 2016, primarily resulting from total sales and marketing headcount growth of 91%. Costs for consulting services increased $2.1 million in the year ended December 31, 2016. Software license costs also increased by $1.3 million as a result of supporting both the growth in our headcount and the growth of our business as we continue to use new software tools to effectively scale our operations as we enter into various new business activities. Sales and marketing expenses as a percentage of revenue have decreased year over year as revenue from merchant solutions generally requires significantly less marketing expense than Shopify's core subscription business.

Sales and marketing expenses increased $24.4 million, or 53.2%, for the year ended December 31, 2015 compared to the same period in 2014, primarily due to an increase of $15.0 million in marketing programs. In addition to external marketing spending, employee-related costs, including facilities expense, increased by $8.4 million. Software license costs also increased by $0.8 million.

Research and Development

	Years ended December 31,			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Change	% Change
	(in thousands, except percentages)
Research and development	$74,336	$39,722	$25,915	87.1%	53.3%
Percentage of total revenues	19.1%	19.4%	24.7%

Research and development expenses increased $34.6 million, or 87.1%, for the year ended December 31, 2016 compared to the same period in 2015, due to an increase of $30.3 million in employee-related costs (including a $9.0 million increase in stock-based compensation) resulting from the growth in research and development headcount by 63%. Allocated facilities expenses also increased $2.6 million in the year ended December 31, 2016 relative to the year ended December 31, 2015 as a result of the facilities expansion in all of our locations to support the growth in our employee base. Software license costs increased by $1.2 million as a result of the growth of both our business and headcount.

Research and development expenses increased $13.8 million, or 53.3%, for the year ended December 31, 2015 compared to the same period in 2014, due to an increase of $12.4 million in employee-related costs; and allocated facilities expenses increase of $1.4 million; and a software license costs increase of $0.4 million. These increases were offset by increased capitalization of $1.0 million in software development costs versus 2014.

General and Administrative

	Years ended December 31,			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Change	% Change
	(in thousands, except percentages)
General and administrative	$43,110	$20,915	$12,379	106.1%	69.0%
Percentage of total revenues	11.1%	10.2%	11.8%

General and administrative expenses increased $22.2 million, or 106.1%, for the year ended December 31, 2016 compared to the same period in 2015, due to an increase of $11.7 million in employee-related costs, a $5.1 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital, $1.7 million in software license costs, $1.6 million in allocated facilities expense, $1.3 million in professional service fees, and $0.5 million in finance costs, which includes insurance, listing fees, and board expenses. The increase in employee-related costs was associated with higher general and administrative headcount, which, along with the increase in allocated facilities expense and software license costs, was a result of the growth of our business. The increase in professional fees was attributable to higher fees for legal, accounting and tax services, resulting from the increased compliance obligations of being a public company. General and administrative expenses as a percentage of revenue increased year over year as a result of losses associated with the growth in Shopify Payments and Shopify Capital.

General and administrative expenses increased $8.5 million, or 69.0%, for the year ended December 31, 2015 compared to the same period in 2014, due to an increase of $5.3 million in employee-related costs; a $1.4 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital; $0.8 million in allocated facilities expense, $0.7 million in software license costs, $1.0 million in insurance costs and $1.3 million in professional service fees, offset by a decrease of $1.9 million in sales tax expenses.

Other Income (Expenses)

	Years ended December 31,			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Change	% Change
	(in thousands, except percentages)
Other income (expenses), net	$1,810	$(1,034)	$(696)	*	*

*	Not a meaningful comparison

In the year ended December 31, 2016 we had other income of $1.8 million compared to other expenses of $1.0 million in the same period in 2015, a positive change of $2.8 million. In the year ended December 31, 2016 the amount was primarily driven by investment income of $1.5 million, compared to the same period in 2015 when the amount was primarily driven by foreign exchange losses of $1.2 million.

Other expenses increased by $0.3 million in the year ended December 31, 2015 compared to the same period in 2014 . The increase was primarily a result of recognizing $1.2 million of foreign exchange losses due to fluctuations in foreign exchange rates in the year ended December 31, 2015, as compared to $0.8 million in the year ended December 31, 2014.

Profit (Loss)

	Years ended December 31,			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Change	% Change
	(in thousands, except share and per share data)
Net loss	$(35,355)	$(18,790)	$(22,311)	*	*
Basic and diluted net loss per share attributable to shareholders	$(0.42)	$(0.30)	$(0.57)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	83,988,597	61,716,065	38,940,252

*	Not a meaningful comparison

The basic and diluted net loss per share attributable to shareholders for the year ended December 31, 2016, is not necessarily comparable with the same periods in 2015 or 2014 as a result of our Initial Public Offering (“IPO”) of Class A subordinate voting shares and the conversion of all issued and outstanding convertible preferred shares into Class B multiple voting shares, both of which occurred in May 2015.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended December 31, 2016 and 2015.

	Three months ended December 31,
	2016	2015
	(in thousands, except share and per share data)

Revenues:
Subscription solutions	$56,387	$34,608
Merchant solutions	73,996	35,565
	130,383	70,173
Cost of revenues(1):
Subscription solutions	11,593	7,662
Merchant solutions	50,655	26,044
	62,248	33,706
Gross profit	68,135	36,467
Operating expenses:
Sales and marketing(1)	39,016	22,527
Research and development(1)	24,472	13,541
General and administrative(1)	13,952	6,918
Total operating expenses	77,440	42,986
Loss from operations	(9,305)	(6,519)
Other income (expense):
Interest income, net	698	102
Foreign exchange gain (loss)	(260)	110
	438	212
Net loss	$(8,867)	$(6,307)
Basic and diluted net loss per share attributable to shareholders	$(0.10)	$(0.08)
Weighted average shares used to compute net loss per share attributable to shareholders	89,137,155	77,996,629

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended December 31,
	2016	2015
	(in thousands)
Cost of revenues	$216	$147
Sales and marketing	1,424	670
Research and development	5,462	3,520
General and administrative	1,396	872
	$8,498	$5,209

Revenues

	Three months ended December 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$56,387	$34,608	62.9%
Merchant solutions	73,996	35,565	108.1%
	$130,383	$70,173	85.8%
Percentage of revenues:
Subscription solutions	43.2%	49.3%
Merchant solutions	56.8%	50.7%
Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $21.8 million, or 62.9%, for the three months ended December 31, 2016 compared to the same period in 2015. The year over year increase was primarily a result of growth in MRR which was largely driven by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $38.4 million, or 108.1%, for the three months ended December 31, 2016 compared to the same period in 2015. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended December 31, 2016 compared to the same period in 2015. This increase was a result of an increase in the number of merchants using our platform, expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, which drove additional GMV of $2.2 billion that was processed using Shopify Payments for the three months ended December 31, 2016. This compares to $1.0 billion in the same period in 2015.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, and Shopify Shipping increased during the three months ended December 31, 2016 compared to the same period in 2015, as a result of the increase in GMV processed through our platform compared to the same period in 2015. The introduction of Shopify Capital in 2016 resulted in a $1.5 million increase in merchant solutions revenue during the three months ended December 31, 2016 compared to the same period in 2015.

Cost of Revenues

	Three months ended December 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$11,593	$7,662	51.3%
Cost of merchant solutions	50,655	26,044	94.5%
Total cost of revenues	$62,248	$33,706	84.7%
Percentage of revenues:
Cost of subscription solutions	8.9%	10.9%
Cost of merchant solutions	38.9%	37.1%
	47.7%	48.0%

Cost of Subscription Solutions
Cost of subscription solutions increased $3.9 million, or 51.3%, for the three months ended December 31, 2016 compared to the same period in 2015. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, payments to third-party theme developers and domain registration providers, amortization related to our data centers, credit card fees for processing merchant billings and third-party infrastructure costs. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 10.9% in the three months ended December 31, 2015 to 8.9% in the three months ended December 31, 2016. The decrease was a result of a decrease in lower-margin theme revenue as a percentage of total subscription solutions revenue; savings on credit card fees for processing merchant billings; and because of continued operational efficiencies as a result of investments we made in our data centers in prior periods.

Cost of Merchant Solutions

Cost of merchant solutions increased $24.6 million, or 94.5%, for the three months ended December 31, 2016 compared to the same period in 2015. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in higher payment processing fees, including interchange fees, increasing for the three months ended December 31, 2016 as compared to the same period in 2015.

Gross Profit

	Three months ended December 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Gross profit	$68,135	$36,467	86.8%
Percentage of total revenues	52.3%	52.0%

Gross profit increased $31.7 million, or 86.8%, for the three months ended December 31, 2016 compared to the same period in 2015. As a percentage of total revenues, gross profit increased from 52.0% in the three months ended December 31, 2015 to 52.3% in the three months ended December 31, 2016, principally due to higher margins on Shopify Payments versus the same period in 2015, as well as the introduction and growth of the higher margin merchant solutions products: Shopify Shipping and Shopify Capital. On a stand-alone basis, both subscription solutions and merchant solutions gross margins increased year over year. Merchant solutions are designed to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform.

Operating Expenses

Sales and Marketing

	Three months ended December 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Sales and marketing	$39,016	$22,527	73.2%
Percentage of total revenues	29.9%	32.1%

Sales and marketing expenses increased $16.5 million, or 73.2%, for the three months ended December 31, 2016 compared to the same period in 2015, due to an increase of $7.2 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business; an increase of $8.2 million in employee-related costs, including allocated facilities expense ($0.8 million of which related to stock-based compensation and related payroll taxes); and an increase of $0.7 million in consulting services year over year.

Research and Development

	Three months ended December 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Research and development	$24,472	$13,541	80.7%
Percentage of total revenues	18.8%	19.3%

Research and development expenses increased $10.9 million, or 80.7%, for the three months ended December 31, 2016 compared to the same period in 2015, due to an increase of $9.1 million in employee-related costs ($1.8 million of which related to stock-based compensation and related payroll taxes), a $1.0 million increase in allocated facilities expenses, and an increase in depreciation relating to computer hardware and software of $0.3 million, all as a result of the growth in our employee base. Costs for consulting services also increased by $0.4 million for the three months ended December 31, 2016 compared to the same period in 2015.

General and Administrative

	Three months ended December 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
General and administrative	$13,952	$6,918	101.7%
Percentage of total revenues	10.7%	9.9%
General and administrative expenses increased $7.0 million, or 101.7%, for the three months ended December 31, 2016 compared to the same period in 2015, due to an increase of $3.4 million in employee-related costs ($0.5 million of which related to stock-based compensation and related payroll taxes), a $2.0 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital, an increase of $0.5 million in allocated facilities expense, an increase of $0.4 million in software license costs, and an increase of $0.3 million in professional service fees.

Other Income (Expenses)

	Three months ended December 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Other income (expenses), net	$438	$212	*

*	Not a meaningful comparison

In the three months ended December 31, 2016 we had other income of $0.4 million, compared to other income of $0.2 million in the same period in 2015. In the three months ended December 31, 2016 the amount was driven by a year-over-year increase in interest income of $0.6 million, offset by a year-over-year increase in foreign exchange losses of $0.4 million.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2016. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our interim unaudited financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015
	(in thousands, except per share data)
Revenues:
Subscription solutions	$56,387	$49,839	$43,674	$38,706	$34,608	$29,560	$25,459	$22,352
Merchant solutions	73,996	49,739	42,973	34,016	35,565	23,226	19,467	14,996
	130,383	99,578	86,647	72,722	70,173	52,786	44,926	37,348
Cost of revenues: (1)
Subscription solutions	$11,593	10,555	9,098	8,232	7,662	6,414	5,422	5,033
Merchant solutions	50,655	35,271	30,026	24,405	26,044	17,005	14,068	10,330
	62,248	45,826	39,124	32,637	33,706	23,419	19,490	15,363
Gross profit	68,135	53,752	47,523	40,085	36,467	29,367	25,436	21,985
Operating expenses:
Sales and marketing(1)	39,016	32,777	29,413	28,008	22,527	18,216	16,091	13,540
Research and development(1)	24,472	19,462	16,732	13,670	13,541	10,068	8,800	7,313
General and administrative(1)	13,952	11,002	10,037	8,119	6,918	5,383	4,006	4,608
Total operating expenses	77,440	63,241	56,182	49,797	42,986	33,667	28,897	25,461
Loss from operations	(9,305)	(9,489)	(8,659)	(9,712)	(6,519)	(4,300)	(3,461)	(3,476)
Other income (expense)	438	369	220	783	212	(357)	165	(1,054)
Net loss	$(8,867)	$(9,120)	$(8,439)	$(8,929)	$(6,307)	$(4,657)	$(3,296)	$(4,530)
Basic and diluted net loss per share attributable to shareholders(2)	$(0.10)	$(0.11)	$(0.10)	$(0.11)	$(0.08)	$(0.06)	$(0.06)	$(0.12)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015
	(in thousands)
Cost of revenues	$216	$234	$152	$115	$147	$67	$72	$59
Sales and marketing	1,424	1,390	1,025	605	670	325	182	174
Research and development	5,462	4,358	3,255	2,291	3,520	1,248	826	779
General and administrative	1,396	1,301	1,016	781	872	628	491	428
	$8,498	$7,283	$5,448	$3,792	$5,209	$2,268	$1,571	$1,440

(2) For periods preceding our IPO, does not give effect to the conversion of our Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which occurred upon the consummation of our IPO on May 27, 2015.

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2016.

	Three months ended
	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015
Revenues
Subscription solutions	43.2%	50.1%	50.4%	53.2%	49.3%	56.0%	56.7%	59.8%
Merchant solutions	56.8%	49.9%	49.6%	46.8%	50.7%	44.0%	43.3%	40.2%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	8.9%	10.5%	10.5%	11.3%	10.9%	12.2%	12.1%	13.5%
Merchant solutions	38.9%	35.4%	34.7%	33.6%	37.1%	32.2%	31.3%	27.7%
	47.7%	45.9%	45.2%	44.9%	48.0%	44.4%	43.4%	41.1%
Gross profit	52.3%	54.0%	54.8%	55.1%	52.0%	55.6%	56.6%	58.9%
Operating expenses:
Sales and marketing	29.9%	32.9%	33.9%	38.5%	32.1%	34.5%	35.8%	36.3%
Research and development	18.8%	19.5%	19.3%	18.8%	19.3%	19.1%	19.6%	19.6%
General and administrative	10.7%	11.0%	11.6%	11.2%	9.9%	10.2%	8.9%	12.3%
	59.4%	63.5%	64.8%	68.5%	61.3%	63.8%	64.3%	68.2%
Loss from operations	(7.1)%	(9.5)%	(10.0)%	(13.4)%	(9.3)%	(8.1)%	(7.7)%	(9.3)%
Other income (expense)	0.3%	0.4%	0.3%	1.1%	0.3%	(0.7)%	0.4%	(2.8)%
Net loss	(6.8)%	(9.2)%	(9.7)%	(12.3)%	(9.0)%	(8.8)%	(7.3)%	(12.1)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Our quarterly revenue increased sequentially for each of the past eight quarters, primarily due to sales of new subscriptions to our platform as well as the introduction and growth of merchant solutions. We cannot ensure that this pattern of sequential growth in revenue will continue.

Our gross margin percentage has declined over the past eight quarters primarily due to the impact of Shopify Payments. Merchant solutions are designed to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. As a result, while our total revenues have increased in recent periods as a result of offering Shopify Payments, our cost of revenues has correspondingly increased in these periods. Although merchant solutions generally have a lower gross margin than subscription solutions, we believe that our merchant solutions make it easier for our merchants to start a business and grow on our platform.

Quarterly Operating Expenses Trends

Total operating expenses generally increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	December 31, 2016	December 31, 2015	December 31, 2014
	(in thousands)
Cash, cash equivalents and marketable securities	$392,414	$190,173	$59,662
Total assets	490,558	243,712	95,193
Total liabilities	80,082	48,395	27,461
Total non-current liabilities	13,550	11,158	7,687

Total assets increased $246.8 million as at December 31, 2016 compared to December 31, 2015, principally due to an increase in cash, cash equivalents, and marketable securities as a result of our follow-on public offering in August 2016. Total liabilities increased by $31.7 million, principally as a result of an increase in accounts payable and accrued liabilities of $21.4 million, which was due to an increase in payment processing costs, marketing costs, third-party partner commissions and the growth in sales of our subscription solutions offering which also resulted in an increase of deferred revenue of $7.7 million.

Total assets increased $148.5 million, or 156.0%, as at December 31, 2015 compared to December 31, 2014, principally due to an increase of $130.5 million of cash, cash equivalents, and marketable securities as a result of the proceeds from the IPO and cash provided by operating activities, offset by cash used in investing activities. Additionally, property, equipment and intangible assets increased by $14.4 million as at December 31, 2015 compared to December 31, 2014, due to the expansion and leasehold improvements related to our facilities in Ottawa, Toronto, Waterloo and Montreal as well as capitalized software development costs associated with internal use software and software to support the growth of the business.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $456 million, net of issuance costs, from investors.

In March 2015, the Company entered into a credit facility with Silicon Valley Bank, which provides for a $25,000 revolving line of credit bearing interest at the U.S. prime rate, as published by the Wall Street Journal plus or minus 25 basis points per annum, dependent on the Company's adjusted quick ratio. As at December 31, 2016 the effective rate was 3.50%, no amounts have been drawn under this credit facility, and the Company is in compliance with all of the covenants contained therein. The credit facility was renewed on March 11, 2016, has a maturity date of March 10, 2017, and is collateralized by substantially all of the Company’s assets, but excluding the Company’s intellectual property, which is subject to a negative pledge.

In August 2016, we filed a short-form base shelf prospectus with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S.

Securities and Exchange Commission. The shelf prospectus and the registration statement allow us to offer and issue the following securities: Class A subordinate voting shares; preferred shares; debt securities; warrants; subscription receipts; and units. The securities may be issued separately or together and the aggregate initial offering price of the securities that may be sold by us during the 25-month period that the prospectus remains effective was initially $500 million. In August 2016, we completed a follow-on public offering of Class A subordinate voting shares for an aggregate amount of $329.9 million which consisted of a treasury offering by us and a secondary offering by certain of our shareholders. The Company received net proceeds of $224.4 million from the follow-on public offering.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2016 was $376.5 million. Given the ongoing cash generated from operations and our existing cash and credit facility, we believe there is sufficient liquidity to meet our current and planned financial obligations. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third-parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $202.2 million to $392.4 million as at December 31, 2016 from $190.2 million as at December 31, 2015, primarily as a result of the proceeds from a follow-on public offering, offset by cash used in investing activities.
Cash equivalents and marketable securities include money market funds, term deposits, U.S. federal bonds and corporate bonds, all maturing within the 12 months from the date of the Consolidated Balance Sheet.

The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2016 and 2015 as well as our operating, investing and financing activities for the years ended December 31, 2016, and 2015:

	Years ended December 31,
	2016	2015
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$392,414	$190,173
Net cash provided by (used in):
Operating activities	$14,017	$15,756
Investing activities	(269,686)	(83,840)
Financing activities	228,585	137,855
Effect of foreign exchange on cash and cash equivalents	1,027	(1,654)
Net increase (decrease) in cash and cash equivalents	(26,057)	68,117
Change in marketable securities	228,298	62,394
Net increase in cash, cash equivalents and marketable securities	$202,241	$130,511

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for employee-related expenditures, marketing programs, third-party payment processing fees, network costs, and leased facilities.

Net cash flows from operating activities for the year ended December 31, 2016, as compared to the same period of 2015, decreased by $1.7 million primarily as a result of the 2016 introduction of Shopify Capital, which had an $11.9 million impact on operating cash flows, as well as our increased net loss of $35.4 million which was mainly driven by increases in operating expenses as compared to the same period in the prior fiscal year. In the year ended December 31, 2016, the Company's net loss included non-cash charges of $14.0 million of amortization and depreciation, $22.9 million of stock-based compensation expense, and $0.2 million from the vesting of restricted shares. The changes in our operating assets and liabilities, excluding merchant cash advances receivable, resulted in a net source of cash of $25.2 million as compared to $17.3 million in the same period of 2015. The change in the year ended December 31, 2016 was primarily attributable to: an increase of $19.8 million in accounts payable and accrued liabilities due to an increase in payment processing costs, marketing costs and third-party partner commissions; a $7.7 million increase in deferred revenue due to the growth in sales of our subscription solutions; and a $2.6 million increase of lease incentives related to our facilities in Ottawa, Toronto, Montreal, and Waterloo. All of this was offset by an increase in trade and other receivables of $2.4 million, primarily related to unbilled receivables, and an increase of $2.6 million in other current assets driven primarily by an increase in prepaid expenses and deposits.

Cash Flows From Investing Activities

To date, cash flows used in investing activities have primarily related to the purchase and sale of marketable securities, purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, as well as software development costs eligible for capitalization.
Net cash used in investing activities in the year ended December 31, 2016 was $269.7 million, reflecting net purchases of $229.3 million in marketable securities. Cash used in investing activities also included $23.8 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce. During the year ended December 31, 2016, we acquired multiple businesses for a total of $14.1 million of cash (net of cash received).

Net cash used in investing activities in the year ended December 31, 2015 was $83.8 million, reflecting net purchases of $62.8 million in marketable securities. Cash used in investing activities also included $16.5 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, our initial public offering, our follow-on public offering, and exercises of stock options.

Net cash provided by financing activities in the year ended December 31, 2016 was $228.6 million driven by the net proceeds of $224.4 million received from our August 2016 follow-on public offering and $4.2 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $137.9 million for the same period in 2015, which was primarily from our initial public offering from which we had net proceeds of $136.3 million.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our credit facility and operating leases for office space. The following table summarizes our contractual obligations as of December 31, 2016:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease obligations(1)	10,444	29,138	33,079	91,794	164,455
Total contractual obligations	$10,444	$29,138	$33,079	$91,794	$164,455

(1) Consists of payment obligations under our office leases in Ottawa, Toronto, Montreal, Kitchener-Waterloo, and San Francisco.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under "Contractual Obligations and Contingencies").

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $392.4 million as of December 31, 2016, of which $362.9 million was invested in money market funds, term deposits, and federal and corporate bonds. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances receivable. Trade and other receivables and merchant cash advances receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the United States Securities and Exchange Commission ("SEC") in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2016 and have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2016.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2016. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2016.

The Company’s Chief Executive Officer and Chief Financial Officer have certified the Company’s annual report on Form 40-F for the year ended December 31, 2016, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Company is relying on the statutory exemption contained in section 8.1 of National Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies our audited consolidated financial statements for the fiscal years ended December 31, 2016 and December 31, 2015.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there were no significant changes in the Company’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our platform at any time and are therefore accounted for as service contracts. Our subscription solutions contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

We recognize revenue when all of the following criteria are met:

•	there is persuasive evidence of an arrangement;

•	the services have been or are being provided to the merchant;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	collection is reasonable assured.

We follow the guidance provided in ASC 605-45, Principal Agent Considerations for determining whether we should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. We recognize revenue from Shopify Shipping and the sales of apps on a net basis as it has been determined that we are the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as we have determined we are the principal in the arrangement, in that we are the primary obligor for providing services and assume the risk of any loss or changes in costs.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation and corporate overhead allocations, including depreciation.

We capitalize certain development costs incurred in connection with our internal use software. These capitalized costs are related to the development of our software platform that we host and which is accessed by our merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. We capitalize all direct and incremental costs incurred during the application phase, until such time as the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life of two or three years.

Stock-Based Compensation

We have granted stock-based awards, including stock options and restricted shares, to our employees, certain consultants and members of our board of directors. Stock-based compensation is measured based on the fair value of the awards on the grant date and recognized in our Consolidated Statement of Operations and Comprehensive Loss over the period during which the recipient is required to perform services in exchange for the award, generally the vesting period. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model, single option approach. Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares, the expected term of the awards, the expected volatility of the price of our shares, risk-free interest rates and the dividend rate. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

The following weighted-average assumptions were used to determine stock-based compensation expense in the periods presented below:

	2016	2015
Expected volatility	59.1%	64.3%
Risk free interest rate	1.32%	1.62%
Dividend yield	Nil	Nil
Average expected life	5.07	5.26

These assumptions are estimated as follows:

•	Fair Value of Common Stock. The Company uses the Volume Weighted Average Price for its common stock as reported on the New York Stock Exchange.

•
Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding. The Company bases the expected term assumptions on its historical behavior combined with estimates of post-vesting holding period.

•
Expected Volatility. The Company determines the price volatility factor based on a weighted combination of the Company's historical volatility and the historical volatility of publicly traded industry peers. To determine its peer group of companies, the Company considers public companies in the technology industry and selects those that are similar to us in size, stage of life cycle, and financial leverage. The Company intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

•
Expected Dividend. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option pricing model.

Recently Issued Accounting Standards not yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients”, which provides clarification on how to assess collectability, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. All accounting standard updates become effective for reporting periods beginning after December 15, 2017. Early adoption is permitted starting January 1, 2017. The Company continues to assess the impact of the adoption on revenue recognition, but believes that as a result of adoption, the Company may capitalize sales commissions and expense on a straight-line basis over the term of identifiable contracts. The Company plans to adopt this standard effective January 1, 2018 using the full retrospective approach.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases", which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. A modified retrospective transition approach is required for operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company believes that this standard will have a material impact on its consolidated balance sheets and continues to assess the impact of the adoption of this standard on the statement of operations and comprehensive loss.

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-09 "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which simplifies the accounting for stock based compensation, including forfeitures and the classification of employee taxes paid on the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2016. The Company does not expect this standard to have a material impact on its consolidated financial statements because under this standard the Company will continue to account for forfeitures based on the estimated forfeiture rate.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SH). As of February 10, 2017 there were 77,218,483 Class A subordinate voting shares issued and outstanding, and 12,505,930 Class B multiple voting shares issued and outstanding.

As of February 10, 2017 there were 7,025,922 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, 5,537,340 of which were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of February 10, 2017 there were 2,480,673 options outstanding under the Company’s Stock Option Plan, 202,792 of which were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.

As of February 10, 2017 there were 2,335,030 RSUs outstanding under the Company’s Long Term Incentive Plan.